EXHIBIT 21.1

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
PCTEL (Shanghai) Wireless Telecommuncations Products Co., Ltd.	China

PCTEL (Tianjin) Wireless Telecommunications Products Co., Ltd.	China

PCTEL (Israel) Ltd.	Israel

PCTEL Limited	United Kingdom

PCTEL Secure LLC	Delaware

Sparco Technologies, Inc., a Texas Corporation	Texas

PCTelWorx, Inc.	Delaware

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